SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

First PacTrust Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33589V 10 1

(Cusip Number)

November 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33589V10 1	13G	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) America Start-Up Financial Institutions Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 620,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 620,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 33589V10 1	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CKH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) ☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 620,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 620,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 33589V10 1	13G	Page 3 of 8 Pages

Item 1:

Name of Issuer: Principal Executive Offices of Issuer:	First PacTrust Bancorp, Inc. 610 Bay Boulevard Chula Vista, California 91910

Item 2:

(a) Name of Person Filing:

The persons filing this statement are America Start-Up Financial Institutions Investments I, L.P. (“ASUFI”) and CKH Capital, Inc. (“CKH”), who are collectively referred to herein as the “Reporting Persons.” CKH is the sole general partner of ASUFI.

(b) Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is 2120 Huntington Drive, South Pasadena, CA 91030.

(c) Citizenship:

ASUFI is a limited liability company organized under the laws of Delaware. CKH is a corporation organized under the laws of the state of California.

(d) Title of Class of Securities:

Common Stock, par value $.01 per share (the “Common Stock”).

(e) CUSIP Number:

33589V10 1

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 33589V10 1	13G	Page 4 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

ASUFI – 620,507 shares owned of record.

CKH – 620,507 shares are indirectly beneficially owned by CKH in its capacity as the sole general partner of ASUFI. As its sole general partner, CKH has the power to direct the vote and disposition of shares of Common Stock held by ASUFI.

(b) Percent of class:

ASUFI – 7.2%

CKH – 7.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

ASUFI – 0 shares

CKH – 0 shares

(ii) Shared power to vote or to direct the vote

ASUFI – 620,507 shares

CKH – 620,507 shares

CUSIP No. 33589V10 1	13G	Page 5 of 8 Pages

(iii) Sole power to dispose or to direct the disposition of

ASUFI – 0 shares

CKH – 0 shares

(iv) Shared power to dispose or to direct the disposition of

ASUFI – 620,507 shares

CKH – 620,507 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CKH, as the general partner of ASUFI, has the power to direct the affairs of ASUFI, including the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by ASUFI.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 33589V10 1	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33589V10 1	13G	Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CKH CAPITAL, INC.

Dated: December 9, 2010	By:	/S/ CHRIS K. HUANG
Chris K. Huang, President and Chief Executive Officer

AMERICA START-UP FINANCIAL INSTITUTIONS INVESTMENTS I, L.P.

	By:	CKH CAPITAL, INC., Its General Partner

	By:	/S/ CHRIS K. HUANG
Chris K. Huang, President and Chief Executive Officer

CUSIP No. 33589V10 1	13G	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT RE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the accompanying statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned further acknowledges and agrees that each shall be responsible for the timely filing of such statement or any such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other parties to this joint filing agreement, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

CKH CAPITAL, INC.

Dated: December 9, 2010	By:	/S/ CHRIS K. HUANG
Chris K. Huang, President and Chief Executive Officer

AMERICA START-UP FINANCIAL INSTITUTIONS INVESTMENTS I, L.P.

	By:	CKH CAPITAL, INC., Its General Partner

	By:	/S/ CHRIS K. HUANG
Chris K. Huang, President and Chief Executive Officer